Page 3 of 5 Pages


                                   AMENDMENT NO. 3

                                         -to-

                                     SCHEDULE 13G



          Item 1(a).   Name of Issuer:

                       Unitel Video, Inc.

          Item 1(b).   Address of Issuer s Principal Executive Offices:

                       510 West 57th Street
                       New York, New York 10017

          Item 2(a).   Name of Person Filing:

                       Herbert Bass

          Item 2(b).   Address of Principal Business Office or, if None,
                       Residence:

                       146 Waters Edge
                       Admirals Cove
                       Jupiter, Florida 33477

          Item 2(c).   Citizenship:

                       U.S.A.

          Item 2(d).   Title of Class of Securities:

                       Common Stock, $.01 par value per share

          Item 2(e).   CUSIP Number:

                       913253 10 0

          Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                       (a) [  ] Broker or dealer under Section 15 of the
                       Act,

                       (b) [  ] Bank as defined in Section 3(a)(6) of the
                       Act,

                       (c) [  ] Insurance Company as defined in Section

                                                       Page 4 of 5 Pages

                       3(a)(19) of the Act,

                       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

                       (e) [  ] Investment Adviser registered under Section

                       203 of the Investment Advisers Act of 1940,

                       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or Endowment
                       Fund;

                       (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

                       (h) [  ] Group, in accordance with Rule 13d-
               1(b)(1)(ii)(H).

                       Not Applicable

          Item 4.      Ownership:

                       The following information is as of December 31, 1994:

                         (a)  Amount Beneficially Owned:

                              235,015 shares of Common Stock, $.01 par value per share ( Common Stock ). This amount includes 156 shares of Common Stock allocated to Mr. Bass account under the Unitel Video, Inc. Employee Savings and Stock Ownership Plan (the Plan ). These shares are held as of December 31, 1993, the latest date as to which information is available.
                              In addition, includes 1,000 shares of Common
                              Stock issuable to Mr. Bass pursuant to
                              presently exercisable stock options. Also includes 60,636 shares held by the Plan of which Mr. Bass serves as a co-trustee and with respect to which he shares voting and investment power. Mr. Bass disclaims beneficial ownership of such shares.

                         (b)  Percent of Class:   9.0%

                         (c)  Number of shares as to which such person has:

                              (i)     Sole power to vote or to direct the
                         vote:  174,379

                                                       Page 5 of 5 Pages

                              (ii) Shared power to vote or to direct the vote: 60,636

                              (iii)   Sole power to dispose or to direct
                         the disposition of:  174,379

                              (iv)    Shared power to dispose or to direct
                         the disposition of:  60,636


          Item 5.      Ownership of Five Percent or Less of a Class.

                       Not Applicable.

          Item 6.      Ownership of More than Five Percent of Behalf of
                       Another Person.

                       Not Applicable.

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       Not Applicable.

          Item 8.      Identification and Classification of Members of the
                       Group.

                       Not Applicable.

          Item 9.      Notice of Dissolution of Group.

                       Not Applicable.

          Item 10.     Certification.

                       Not Applicable.


                                      SIGNATURE

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:   February 13, 1995


                                          /s/ Herbert Bass
                                                   Herbert Bass